Exhibit 99.3

2018

First Quarter Report

Financial Statements

for the three months ended
March 31, 2018

Franco Nevada
The GOLD Investment that WORKS

10 YEARS SINCE IPO

Franco-Nevada Corporation

Condensed Consolidated Statement of Financial Position

(unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2018	2017
ASSETS
Cash and cash equivalents (Note 4)	$87.7	$511.1
Receivables	61.4	65.9
Prepaid expenses and other (Note 6)	39.2	39.4
Current assets	188.3	616.4

Royalty, stream and working interests, net (Note 3)	4,385.0	3,939.2
Investments (Note 5)	169.4	203.1
Deferred income tax assets	14.5	14.5
Other assets (Note 7)	14.6	15.2
Total assets	$4,771.8	$4,788.4

LIABILITIES
Accounts payable and accrued liabilities	$21.4	$21.5
Current income tax liabilities	1.6	1.1
Current liabilities	23.0	22.6

Deferred income tax liabilities	61.7	60.3
Total liabilities	84.7	82.9

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,115.5	5,107.8
Contributed surplus	15.7	14.2
Deficit	(261.6)	(310.0)
Accumulated other comprehensive loss	(182.5)	(106.5)
Total shareholders’ equity	4,687.1	4,705.5
Total liabilities and shareholders’ equity	$4,771.8	$4,788.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Financials Statements

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended
	March 31,
	2018	2017
Revenue (Note 10)	$173.1	$172.7

Cost of sales
Costs of sales (Note 11)	30.2	39.9
Depletion and depreciation	60.6	71.5
Total cost of sales	90.8	111.4
Gross profit	82.3	61.3

Other operating expenses (income)
Corporate administration	4.5	5.3
Business development	0.7	0.8
Gain on sale of gold bullion	(0.3)	—
Total other operating expenses	4.9	6.1
Operating income	77.4	55.2
Foreign exchange gain (loss) and other income (expenses)	0.6	0.7
Income before finance items and income taxes	78.0	55.9

Finance items
Finance income	1.0	0.9
Finance expenses	(0.9)	(0.8)
Net income before income taxes	78.1	56.0

Income tax expense (Note 13)	13.5	10.4
Net income	$64.6	$45.6

Other comprehensive (loss) income:

Items that may be reclassified subsequently to profit and loss:
Changes in the fair value of available-for-sale investments, net of income tax (Note 5)	—	1.5
Currency translation adjustment	(23.2)	9.7

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other comprehensive
income, net of income tax (Note 5)	(25.7)	—
Other comprehensive (loss) income	(48.9)	11.2

Total comprehensive income	$15.7	$56.8
Basic earnings per share (Note 15)	$0.35	$0.26
Diluted earnings per share (Note 15)	$0.35	$0.25

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2018	2017
Cash flows from operating activities
Net income	$64.6	$45.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	60.6	71.5
Non-cash costs of sales	1.9	1.8
Share-based payments	1.2	1.5
Unrealized foreign exchange gain	—	(0.4)
Deferred income tax expense	6.1	2.6
Other non-cash items	(0.3)	(0.4)
Acquisition of gold bullion	(6.4)	(5.9)
Proceeds from sale of gold bullion	5.6	3.1
Operating cash flows before changes in non-cash working capital	133.3	119.4
Changes in non-cash working capital:
Decrease in receivables	4.5	2.0
(Increase) decrease in prepaid expenses and other	(0.7)	4.1
Increase (decrease) in current liabilities	0.4	(5.7)
Net cash provided by operating activities	137.5	119.8

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(523.0)	(61.5)
Acquisition of oil & gas well equipment	(0.2)	(0.4)
Net cash used in investing activities	(523.2)	(61.9)

Cash flows from financing activities
Credit facility amendment costs	(0.5)	(1.0)
Payment of dividends	(35.6)	(30.1)
Proceeds from exercise of stock options	—	0.1
Net cash used in financing activities	(36.1)	(31.0)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	3.1
Net change in cash and cash equivalents	(423.4)	30.0
Cash and cash equivalents at beginning of period	511.1	253.0
Cash and cash equivalents at end of period	$87.7	$283.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$0.6	$0.6
Income taxes paid	$7.7	$10.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

4	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Financials Statements

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			Other
	Share Capital	Contributed	Comprehensive
	(Note 14)	Surplus	Income (Loss)	Deficit	Total Equity
Balance at January 1, 2018	$5,107.8	$14.2	$(106.5)	$(310.0)	$4,705.5
Impact on adoption of IFRS 9 (Note 2)	—	—	(27.1)	27.1	—
Restated balance at January 1, 2018	5,107.8	14.2	(133.6)	(282.9)	4,705.5
Net income	—	—	—	64.6	64.6
Other comprehensive loss	—	—	(48.9)	—	(48.9)
Total comprehensive income	—	—	—	—	15.7
Share-based payments	—	1.5	—	—	1.5
Dividend reinvestment plan	7.7	—	—	—	7.7
Dividends declared	—	—	—	(43.3)	(43.3)
Balance at March 31, 2018	$5,115.5	$15.7	$(182.5)	$(261.6)	$4,687.1

Balance at January 1, 2017	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5
Net income	—	—	—	45.6	45.6
Other comprehensive income	—	—	11.2	—	11.2
Total comprehensive income	—	—	—	—	56.8
Exercise of stock options	0.1	—	—	—	0.1
Share-based payments	—	1.6	—	—	1.6
Dividend reinvestment plan	9.3	—	—	—	9.3
Dividends declared	—	—	—	(39.4)	(39.4)
Balance at March 31, 2017	$4,675.6	$43.2	$(213.3)	$(330.6)	$4,174.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile, Australia and Africa. At March 31, 2018, the portfolio includes approximately 376 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2017, except as noted in Note 2(b). These consolidated financial statements were authorized for issuance by the Board of Directors on May 9, 2018.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)New and amended standards adopted by the Company

The following accounting standards were adopted by the Company as of January 1, 2018. The impact of the adoption of these standards and the new accounting policies are disclosed below.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”), replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 on January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassifications and adjustments are recognized in the opening balance sheet as at January 1, 2018 as summarized below.

•

The Company has made an irrevocable election available under IFRS 9 to continue to classify its long-term investments in equity securities at fair value through other comprehensive income (“FVTOCI”) because these investments are held as long-term strategic investments that are not expected to be sold in the short term.  This election is available on an instrument-by-instrument basis. Previously these investments were classified as available-for-sale under IAS 39. Changes in the fair value of these investments are recognized in other comprehensive income (loss). On adoption of IFRS 9, the Company recorded an adjustment of $27.1 million to reduce opening deficit with a corresponding adjustment to increase accumulated other comprehensive loss to reclassify the accumulated impairment losses on these investments to accumulated other comprehensive loss. There was no impact on net income or other comprehensive loss for the three months ended March 31, 2018.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can be measured at cost. This cost exemption is not available under IFRS 9. At the

6	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Financials Statements

date of adoption, the Company held one equity investment at cost, which had a carrying value of $4.0 million as at January 1, 2018.  The Company assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data and determined that the fair value approximates the carrying value of the instrument as of the date of adoption and as such the Company concluded no adjustment is required. The Company has determined that there was no change in the fair value of this investment during the three months ended March 31, 2018.

•

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment, rather than an incurred loss model previously applied under IAS 39. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, receivables and loan receivable. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and had a carrying value of $30.1 million as at January 1, 2018. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no impairment losses recorded on financial assets during the three months ended March 31, 2018.

On the date of the initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original	New	Original	New
	(IAS 39)	(IFRS 9)	(IAS 39)	(IFRS 9)	Difference
Current financial assets
Cash and cash equivalents	Available-for-sale	Amortized cost	$511.1	$511.1	$—
Receivables	Amortized cost	Amortized cost	54.6	54.6	—
Receivables from provisional gold equivalent sales	FVTPL(1)	FVTPL	11.3	11.3	—
Non-current financial assets
Equity investments	Available-for-sale	FVTOCI(2)	$172.2	$172.2	$—
Warrants	FVTPL	FVTPL	0.8	0.8	—
Loan receivable	Amortized cost	Amortized cost	30.1	30.1	—
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	$21.5	$21.5	$—
Debt	Amortized cost	Amortized cost	—	—	—
1	Fair value through profit or loss.
2	Fair value through other comprehensive income or loss.

Except as noted above, the adoption of IFRS 9 did not result in changes in the carrying values of the Company’s financial instruments on January 1, 2018.

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instrument’s contractual cash flow characteristics and the business models under which they are held. Under the IFRS 9 model for classification the Company has classified its financial assets as described below.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method. Previously under IAS 39 these amounts were classified as available-for-sale. The change in classification did not impact the measurement of cash and cash equivalents.

(ii)Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

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(iii)Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. Upon adoption of IFRS 9, the Company made an irrevocable election to designate these investments in common shares at FVTOCI. FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to deficit. Previously under IAS 39, these equity investments were classified as available-for-sale financial assets.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss (“FVTPL”) and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income (loss).  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for revenue as at January 1, 2018 are presented together as a single adjustment to the opening balance of deficit.  Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

The following policies applied in accounting for revenue for the three months ended March 31, 2018. In the comparative period, revenue was accounted for in accordance with the revenue recognition policies disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2017.

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream arrangements

Under its stream arrangements, the Company acquires commodities from operators of mineral properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is credited to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

8	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Financials Statements

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market commodity prices. As such, provisional price adjustments are presented separately in Note 10 of these condensed consolidated financial statements.

(ii)	Royalty arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mineral or oil & gas property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mineral or oil & gas property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mineral or oil & gas property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii)	Working interest arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil & gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(c)New accounting standards issued but not yet effective

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company does not anticipate early adoption and is assessing the impact of adoption of this new standard on the consolidated financial statements.

Note 3 – Acquisitions and other transactions

(a)	Acquisition of Additional Stream and Update on the Cobre Panama Project - Panama

On January 19, 2018, the Company entered into an amended and restated stream agreement with First Quantum Minerals Ltd. (“First Quantum”) and Korea Resources Corp. (“KORES”).  The amended and restated stream agreement covers 100% of the Cobre Panama project (“Cobre Panama”). Cobre Panama, which is in the construction phase and is located Panama, is 90% owned by First Quantum and 10% by KORES.

The amended and restated agreement comprises two distinct precious metals streams: the original stream covering First Quantum’s initial 80% interest in the project (the “Fixed Payment Stream”) and a new stream covering First Quantum’s additional 10% interest in the project acquired from LS-Nikko Copper Inc. in Q4/2017 and KORES’ 10% interest in the project (the “Floating Payment Stream”).

Fixed Payment Stream

Under the terms of the Fixed Payment Stream, Franco-Nevada is funding a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit is funded on a pro-rata basis of 1:3 to First Quantum’s share of the capital costs for Cobre Panama in excess of $1.0 billion. For the three months ended March 31, 2018, the Company funded $70.2 million towards the Fixed Payment Stream, for a cumulative total of $796.8 million of its maximum $1.0 billion commitment.

9

Under the terms of the amended and restated stream agreement, the fixed price for the Fixed Payment Stream is $418 per ounce of gold and $6.27 per ounce of silver (each increased by a 1.5% annual inflation factor), until 1,341,000 ounces of gold and 21,500,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be the greater of 50% of the fixed price and 50% of the spot price.

Floating Payment Stream

The purchase price of the Floating Payment Stream was $356.0 million and was funded upfront upon closing on March 16, 2018. The terms of the Floating Payment Stream, other than the ongoing price, will be similar to the Fixed Payment Stream, including initially linking precious metals deliveries to copper in concentrate shipped. Under the Floating Payment Stream, the ongoing price per ounce for deliveries is 20% of the spot price until 604,000 ounces of gold and 9,618,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be 50% of the spot price.

The acquisition of the Floating Payment Stream of $356.0 million has been accounted for as an asset acquisition.

As at March 31, 2018, total capitalized costs for the Cobre Panama project of $1,159.9 million are included in royalty, stream and working interests on the statement of financial position.

(b)	Acquisition of Bowen Basin Coal Royalties, Australia

On February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for cash consideration of A$4.2 million.  The portfolio includes certain claims that comprise the producing Moorvale mine, the Olive Downs project which had permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalty is a production payment of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

The acquisition of the Bowen Basin Coal royalties has been accounted for as a business acquisition.

(c)	Acquisition of U.S. Oil & Gas Royalties – Delaware Basin, Texas

On February 20, 2018, the Company closed the acquisition of a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin, for $101.3 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction entitles the Company to royalties, effective October 1, 2017. Revenue of $1.3 million was recognized in the statement of income and comprehensive (loss) income for the three months ended March 31, 2018. Prior to the December 31, 2017 year-end, the Company had advanced $11.0 million into escrow in respect to this transaction and this amount was included in royalty, stream and working interests, net in the statement of financial position as at December 31, 2017.

The acquisition of the Delaware Basin U.S. Oil & Gas royalties has been accounted for as an asset acquisition.

Note 4 – Cash and cash equivalents

As at March 31, 2018, cash and cash equivalents were primarily held in interest-bearing deposits.

	At March 31,	At December 31,
	2018	2017
Cash deposits	$77.5	$469.5
Term deposits	10.2	41.6
	$87.7	$511.1

Note 5 – Investments

Investments comprise the following: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015.

	At March 31,	At December 31,
	2018	2017
Equity investments	$138.0	$172.2
Warrants	0.8	0.8
Loan receivable	30.6	30.1
Total investments	$169.4	$203.1

10	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Financials Statements

The change in the fair value of equity investments recognized in other comprehensive income for the three months ended March 31, 2018 and 2017 were as follows:

	For the three months ended
	March 31,
	2018	2017
Change in the fair value of equity investments	$(29.6)	$1.7
Deferred tax recovery (expense) in other comprehensive income	3.9	(0.2)
Change in the fair value of equity investments, net of tax	$(25.7)	$1.5

Note 6 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	At March 31,	At December 31,
	2018	2017
Gold bullion	$15.7	$14.6
Inventory	5.1	7.1
Prepaid expenses	17.7	17.0
Debt issue costs	0.7	0.7
	$39.2	$39.4

Note 7 – Other assets

Other assets comprise the following:

	At March 31,	At December 31,
	2018	2017
Oil & gas well equipment, net	$11.7	$12.7
Furniture and fixtures, net	0.5	0.6
Debt issue costs	2.4	1.9
	$14.6	$15.2

Note 8 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2018.

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Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at March 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional gold equivalent sales	$—	$7.9	$—	$7.9
Equity investments	134.0	—	4.0	138.0
Warrants	—	0.8	—	0.8
	$134.0	$8.7	$4.0	$146.7

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$511.1	$—	$—	$511.1
Receivables from provisional gold equivalent sales	—	11.3	—	11.3
Available-for-sale equity investments	168.1	—	—	168.1
Warrants	—	0.8	—	0.8
	$679.2	$12.1	$—	$691.3

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

The valuation techniques that are used to measure fair value are as follows:

(a)Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)Investments

The fair values of publicly-traded equity investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash-flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

Note 9 – Revolving term credit facilities

(a)Credit Facility - $1.0 billion

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). On March 7, 2018, the Company amended its Credit Facility by extending the term from March 22, 2022 to March 23, 2023 and reducing the applicable margins and standby fee, depending on the Company’s leverage ratio.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

·Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.10% and 1.20% per annum depending upon the Company’s leverage ratio; or

·LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.10% and 2.20% per annum, depending on the Company’s leverage ratio.

12	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Financials Statements

Canadian dollars

·Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.10% and 1.20% per annum, depending on the Company’s leverage ratio; or

·Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.10% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.22% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility.

As at March 31, 2018, there was no balance (December 31, 2017 – $nil) outstanding under the Credit Facility. A balance of $3.0 million related to debt issue costs is remaining to be amortized over the remaining term of the Credit Facility (December 31, 2017 – $2.5 million). The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets (Note 6), and other non-current assets (Note 7).

(b)FNBC Credit Facility - $100.0 million

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”) has an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility, which had an original maturity date of March 20, 2018, was extended to March 20, 2019. FNBC has the option of requesting, during a period of time before each anniversary date, an additional one-year extension of the maturity, subject to approval from the lenders.

During the three months ended March 31, 2018, FNBC drew down and repaid an amount of $20.0 million on the FNBC Credit Facility. As at March 31, 2018, there was no balance outstanding under the FNBC Credit Facility (December 31, 2017 - $nil).

As at March 31, 2018, a balance of $0.1 million (December 31, 2017 - $0.1 million) related to debt issue costs is remaining to be amortized over the remaining term of the FNBC Credit Facility (December 31, 2017 - $0.1 million) and is included in prepaid expenses and other current assets (Note 6).

Note 10 – Revenue

Revenue comprises the following:

	For the three months ended
	March 31,
	2018	2017
Commodity
Gold(1)	$118.3	$122.9
Silver	23.5	24.4
Platinum-group metals(1)	9.3	10.7
Other minerals	3.0	3.8
Oil & gas	19.0	10.9
	$173.1	$172.7
Geography
Latin America	$77.1	$86.7
United States	30.6	24.0
Canada (1)	31.8	29.2
Rest of World	33.6	32.8
	$173.1	$172.7
Type
Revenue-based royalties	$45.3	$34.1
Streams(1)	103.7	116.3
Profit-based royalties	11.8	8.9
Other	12.3	13.4
	$173.1	$172.7
1	Includes $0.3 and $0.1 million of provisional price adjustments for gold and platinum-group metals, respectively, for the three months ended March 31, 2018.

13

Note 11 – Costs of sales

Costs of sales comprise the following:

	For the three months ended
	March 31,
	2018	2017
Cost of stream sales	$27.0	$36.4
Cost of prepaid ounces	1.9	1.8
Mineral production taxes	0.3	0.6
Oil & Gas operating costs	1.0	1.1
	$30.2	$39.9

Note 12 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended
	March 31,
	2018	2017
Short-term benefits(1)	$0.7	$0.8
Share-based payments(2)	0.5	1.8
	$1.2	$2.6
1	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2	Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 13 - Income taxes

Income tax expense for the three months ended March 31, 2018 and 2017 was as follows:

	For the three months ended
	March 31,
	2018	2017
Current income tax expense	$7.4	7.8
Deferred income tax expense	6.1	2.6
	$13.5	$10.4

Note 14 - Shareholders’ equity

(a)Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued - 186,043,985 common shares as at March 31, 2018) having no par value and preferred shares issuable in series (issued - nil).

During the three months ended March 31, 2018, the Company’s Dividend Reinvestment Plan (“DRIP”) resulted in 113,654 common shares being issued pursuant to the terms of the Company’s DRIP.

(b)Dividends

The Company declared dividends in the amount of $43.3 million (Q1/2017 - $39.4 million), or $0.23 per share (Q1/2017 - $0.22 per share), in the three months ended March 31, 2018. The Company paid cash dividends in the amount of $35.6 million (Q1/2017 - $30.1 million) and issued common shares pursuant to its DRIP valued at $7.7 million (Q1/2017 - $9.3 million), in the three months ended March 31, 2018.

(c)Stock-based payments

During the three months ended March 31, 2018, an expense of $1.2 million (Q1/2017 - $1.6 million), respectively, related to stock options and restricted share units has been included in the consolidated statement of income and comprehensive income. $0.3 million (Q1/2017 - $0.1 million) was capitalized to royalty, stream and working interests in the three months ended March 31, 2018.

14	FNV TSX NYSE	The Gold Investment that WORKS	2018 First Quarter Financials Statements

Note 15 – Earnings per share (“EPS”)

For the three months ended March 31, 2018
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$64.6	185.9	$0.35
Effect of dilutive securities	—	0.3	—
Diluted EPS	$64.6	186.2	$0.35

For the three months ended March 31, 2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$45.6	178.5	$0.26
Effect of dilutive securities	—	1.3	(0.01)
Diluted EPS	$45.6	179.8	$0.25

For the three months ended March 31, 2018, 97,789 stock options (Q1/2017 – nil) were excluded from the computation of diluted EPS due to being anti-dilutive. Restricted share units totalling 73,762 were excluded from the computation of diluted EPS for the three months ended March 31, 2018 (Q1/2017– 84,094) due to the performance criteria for the vesting of the RSUs not being measurable as at March 31, 2018.

15

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